Almere, The Netherlands
November 24, 2014
ASM INTERNATIONAL N.V. ANNOUNCES DETAILS OF
SHARE BUYBACK PROGRAM

ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) reports today commencement and details of share buyback program.

On October 29, 2014 ASM International NV ("ASMI") announced a €100 million share buyback.

Today, ASMI repurchased 500,000 shares through an off-exchange trade at a price of €33.1333 per share and for a total amount of €16.6 million. The price paid per share was based on the average of the volume weighted average price (VWAP) of ASMI’s shares during a five day reference period starting on Monday, November 17, 2014 and ending on Friday, November 21, 2014 and included a discount of 1%. The remainder of the buyback will be completed through a program executed by intermediaries through on-exchange purchases or through off-exchange trades and will start today and end on completion of the program but ultimately on November 20, 2015.

On May 21, 2014 the General Meeting of Shareholders authorized ASMI to repurchase common shares for a period of 18 months up to a maximum of 10% of the issued capital at a price at least equal to the shares' nominal value and at most equal to 110% of the share's average closing price according to the listing on the NYSE Euronext Amsterdam stock exchange during the five trading days preceding the purchase date. The buyback program will be executed in accordance with the conditions of this mandate given by the General Meeting of Shareholders.

The maximum number of shares to be repurchased on any given day will not exceed 25% of the average daily trading volume on the regulated market on which purchases are made, calculated over the last 20 trading days before the date of repurchase. The program does not include the repurchase of ASMI’s American Depositary Receipts (ADRs).

The repurchase program is part of ASMI’s commitment to use excess cash for the benefit of its shareholders. It is ASMI’s intention to use part of the shares for commitments under employee share-based compensation schemes.

ASMI will update the markets on the progress of the buyback program on a weekly basis. This information can be found on the ASMI website (www.asm.com).

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About ASM International
ASM International NV, headquartered in Almere, the Netherlands, its subsidiaries and participations design and manufacture equipment and materials used to produce semiconductor devices. ASM International, its subsidiaries and participations provide production solutions for wafer processing (Front-end segment) as well as for assembly & packaging and surface mount technology (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International's common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI's website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company's filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company's reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACT

Investor contact:

Victor Bareño
T: +31 88 100 8500
E: victor.bareno@asm.com

Mary Jo Dieckhaus
T: +1 212 986 2900
E: maryjo.dieckhaus@asm.com

Media contact:

Ian Bickerton
T: +31 625 018 512

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